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03011786

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPE, LLC dba C.P. Eaton + Associates

OFFICIAL USE ONLY
31170
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 ROWAYTON AVENUE
(No. and Street)

Rowayton	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES BARTZ 203-831-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAlessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

712 FIFTH AVENUE	NEW YORK	N.Y.	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES BARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QPE, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager & Supervising Principal

Title

Notary Public

My commission expires 8/31/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants
712 Fifth Avenue -9th Floor
New York, NY 10019
Tel (212) 237-1900
Fax (212) 237-1920

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

CPE, LLC
Rowayton, CT

In planning and performing our audit of the financial statements and supplemental schedules of CPE, LLC ("CPE") for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CPE (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by CPE: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because CPE does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of CPE, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CPE has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CPE's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives. CPE did not make the required notification concerning the limitation of withdrawal of equity capital pursuant to paragraph (E) (1) of SEC Rule 15c3-1 during 2002. Management has agreed to provide proper notification to the NASD during 2003.

This report recognizes that it is not practicable in an organization the size of CPE to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

Dalessio, Cascio & Company, LLC

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

New York, New York
February 12, 2003

CPE, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE PURSUANT
TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2002

CPE, LLC

Index to Report Pursuant to Rule 17a-5

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants
712 Fifth Avenue -9th Floor
New York, NY 10019
Tel (212) 237-1900
Fax (212) 237-1920

Independent Auditor's Report

CPE, LLC
Rowayton, CT

We have audited the accompanying statement of financial condition of CPE, LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This Statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of CPE, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Dalessio, Cascio & Company, LLC

New York, New York
February 12, 2003

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

CPE, LLC

Statement of Financial Condition

December 31, 2002

ASSETS		
CASH	$	918,164
FEES RECEIVABLE		6,150,157
DUE FROM MEMBERS		261,473
TOTAL ASSETS	$	7,329,794
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	6,190
COMMISSIONS PAYABLE		204,602
TOTAL LIABILITIES		210,792
MEMBERS' EQUITY		7,119,002
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	7,329,794

See accompanying notes to statement of financial condition.

CPE, LLC

Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

On January 1, 2002, C.P. Eaton & Associates, Inc. ("CP") contributed substantially all of its operating assets and liabilities to CPE, LLC ("CPE") as a tax-free contribution in return for a membership interest in CPE. The majority of the employees of CP that were owed commissions agreed to exchange their commissions payable owed to them by CP for an equity interest in CPE.

CPE was incorporated in the State of Connecticut. CPE's business activities include raising capital from institutional investors for investment funds or advisors. CPE provides consulting and sales support services to Registered Investment Advisors. CPE is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

CPE does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The estimates include assessing the collectibility of fee receivables and other assets. CPE bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Income Taxes

CPE is a Limited Liability Corporation for federal and state income tax reporting. Accordingly, the current taxable income of CPE is taxable to the members. The members are responsible for the payment of income taxes. CPE uses the cash method for income tax reporting and the accrual basis for financial reporting.

CPE, LLC

Notes to Statement of Financial Condition, Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash Equivalents

CPE considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2002. As of December 31, 2002, CPE had cash balances at a major commercial bank in excess of Federal Deposit Insurance coverage.

3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to CPE as follows:

December 31,	
2003	$ 4,322,241
2004	1,114,166
2005	713,750
	$ 6,150,157

CPE has complied with the provisions of the NASD's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2002, $204,602 of fees receivable have been included in the computation of net capital.

4. COMMISSIONS PAYABLE

CPE has commission arrangements with current, former employees, and outside consultants. The arrangements provide for payments to be made to the employee when and if CPE receives its payments from its clients. As of December 31, 2002, commissions payable amounted to $204,602.

In accordance with the NASD's Notice to Members 84-48, the current portion of the commissions payable amounting to $137,935, was included in the calculation of aggregate indebtedness for purposes of computing minimum net capital plus and additional 1% of the remaining commissions payable.

CPE, LLC

Notes to Statement of Financial Condition, Continued

4. COMMISSIONS PAYABLE (cont'd)

Commissions payable are due to be paid as follows, subject to collection by CPE of the related fee receivables:

December 31,		
2003	$	137,935
2004		66,667
	$	204,602

5. RELATED PARTY TRANSACTIONS

CPE and the Managing Member ("CP") have entered into an operating agreement dated December 31, 2001, whereby the Managing Member shall provide services to CPE including the use of office space leased by the Managing Member, payment of salaries and related expenses and other administrative expenses. At December 31, 2002, CPE has no liability to the Managing Member.

6. NET CAPITAL REQUIREMENT

CPE is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that CPE maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2002, CPE had net capital of $911,974 which exceeded the statutory requirements by $901,699. CPE's ratio of aggregate indebtedness to net capital was .16 to 1 at December 31, 2002.

7. SUBSEQUENT EVENT

In January 2003, CPE made a distribution of $479,891.

CPE, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of Net Capital:		
Members' equity	$	7,119,002
Deductions and/or Charges:		
Nonallowable assets:		
Fees receivable, net of allowable portion of $204,602		5,945,555
Due from members		261,473
Net Capital	$	911,974
Minimum Net Capital Requirement:		
6 2/3% of aggregate indebtedness of $144,125	$	9,608
One percent (1%) of commissions payable due after current year (one percent of $66,667)		667
Required Net Capital	$	10,275
Excess Net Capital	$	901,699
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	6,190
Commissions payable - current		137,935
Total aggregate indebtedness	$	144,125
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.16 to 1

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

The following is a reconciliation of the computation of net capital reported in CPE's unaudited December 31, 2002 Form X-17a-5 Part IIA filing to the audited financial statements:

Net capital reported in CPE's unaudited focus report	$ 778,640
Commissions payable excluded in unaudited computation	133,334
Net capital reported in CPE's audited financial statement	$ 911,974